

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Steve Metzger
General Counsel and Secretary
Carriage Services, Inc.
3040 Post Oak Boulevard, Suite 300
Houston, Texas 77056

> **Re: Carriage Services, Inc.**
> **Form 10-K filed March 2, 2021**
> **Form 8-K filed July 30, 2021**
> **Response dated November 2, 2021**
> **File No. 001-11961**

Dear Mr. Metzger:

We have reviewed your November 2, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

Correspondence filed November 2, 2021

Exhibit A: Earnings Release for three months and nine months ended September 30, 2021, page 1

1.   We note your response to our prior comments and the revised earnings release and reissue our comment on prominence. Throughout your press release, you present Non-GAAP financial measures to describe performance while their respective most directly comparable GAAP measures were omitted. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

2.　On page 3 you state, "I care much more about my proforma share count number as the "current shareholder ownership reality" than the sometimes confusing GAAP methodology for diluted shares outstanding. It can actually be misleading in the short term when a company like Carriage has such a rapidly increasing earnings and Free Cash Flow profile in combination with a rapidly shrinking share count, yet the GAAP rule for diluted shares outstanding is a rolling multi-quarter average …" We do not believe it's appropriate to discredit GAAP measures and give non-GAAP measures more prominence. Please revise. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

3.　Your adjusted proforma diluted EPS includes various adjustments which appear to substitute individually tailored recognition and measurement methods for those of GAAP. For each adjustment being made, please provide us with an analysis of why you believe your presentation is appropriate. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

　You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services